Exhibit 99.1

Press Release

Media contact

Christine Peters

T +49 160 60 66 770

Christine.Peters@FreseniusMedicalCare.com

Contact for analysts and investors

Dr. Dominik Heger

T +49 6172 609 2525

Dominik.Heger@FreseniusMedicalCare.com

www.freseniusmedicalcare.com

Fresenius Medical Care delivers strong operating income growth in Q1 2026 while advancing the U.S. rollout of 5008X CAREsystems at speed

•	Organic revenue growth[1] of 4% with growth in all operating segments

•	Operating income[2] grew 10%, resulting in further margin expansion to 10.1%

•	FME25+ transformation program related one-time costs mainly drove reported operating income decline of 14% and reported net income[3] decrease of 22%

•	Earnings per share[2] (EPS) increased by 16%, supported by the share buyback program

•	FY 2026 outlook confirmed

Bad Homburg, Germany (May 5, 2026) – “Fresenius Medical Care delivered continued operational and financial progress in the first quarter, with organic revenue growth, improved profitability and adjusted EPS growth. Operating income growth was in line with our planned phasing,” said Helen Giza, Chief Executive Officer of Fresenius Medical Care. “Care Delivery posted strong operating income growth supported by positive TDAPA effects. Excluding positive TDAPA effects, underlying Care Delivery operating income2 improved by 6%. We are pleased with the speed of the rollout of our innovative 5008X CAREsystem, now available in around 100 clinics and with more than 100,000 treatments performed.” Giza continued, “Through focused execution of our FME Reignite strategy, we remain on track to maintain Group operating income at a consistent high level while overcoming significant regulatory headwinds. We confirm our outlook for 2026 and are firmly committed to creating long-term value for our shareholders.”

[1]	At constant currency, adjusted for certain reconciling items including revenue from acquisitions, closed or sold operations and differences in dialysis days
[2]	Adjusted for special items; growth rate at constant currency (if not stated otherwise); for further details please see the reconciliation attached to the press release
[3]	Net income attributable to shareholders of Fresenius Medical Care AG

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Key figures Q1 2026 (unaudited)

	Q1 2026	Q1 2025	Growth	Growth
	EUR m	EUR m	yoy	yoy, cc
Revenue	4,612	4,881	-6%	+3%
Operating income	286	331	-14%	-9%
excl. special items[2]	467	457	+2%	+10%
Net income[3]	118	151	-22%	-21%
excl. special items[2]	251	246	+2%	+9%
Basic EPS (EUR)	0.43	0.52	-17%	-16%
excl. special items[2]	0.91	0.84	+8%	+16%

yoy = year-on-year, cc = at constant currency, EPS = earnings per share

Progress on FME Reignite

Fresenius Medical Care, the world’s leading provider of products and services for individuals with renal disease, successfully advances the next phase of value creation with its FME Reignite strategy. The strategy focuses on strengthening core operations, driving profitable growth and innovation, and advancing the company culture.

During the first quarter, the FME25+ transformation program delivered EUR 50 million additional sustainable savings. Fresenius Medical Care started the optimization of its U.S. dialysis clinic footprint by exiting 64 of up to 100 selected clinics. The company expects to retain the majority of its dialysis patients in neighboring clinics. FME25+ one-time costs, driven mainly by clinic closures cost, were treated as special items and amounted to EUR 166 million. The company expects EUR 250 million savings and EUR 350 million related one-time costs in 2026. FME25+ savings are expected to total EUR 1.2 billion by the end of 2027.

As part of the capital allocation framework, shareholder returns through dividends are complemented by share buybacks. Through an initial share buyback program of EUR 1.0 billion, 24.8 million shares or 8.5% of share capital were bought back in a significantly accelerated way. On April 30, the program was successfully completed in less than one year instead of within two years, as originally announced. As of March 31, 23.3 million shares or 7.9% of total share capital have been repurchased for a total investment amount of EUR 941 million.

Solid organic revenue growth driven by all operating segments

In the first quarter 2026, Group revenue decreased by 6% compared to prior year (+3% at constant currency, +4% organic1) to EUR 4,612 million. Significant currency effects negatively impacted revenue development in all three operating segments. Divestitures realized as part of the portfolio optimization plan negatively affected the revenue development by 50 basis points.

Care Delivery revenue decreased by 4% (+5% at constant currency, +6% organic1) to EUR 3,294 million. Divestitures realized as part of the portfolio optimization plan negatively affected the revenue development by 80 basis points.

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In Care Delivery U.S., revenue decreased by 4% (+6% at constant currency, +7% organic1) to EUR 2,765 million. TDAPA reimbursement regulations as well as favorable rate and payor mix effects had a positive impact while exchange rates developed unfavorably. U.S. same market treatment growth came in at -0.4%.

In Care Delivery International, revenue decreased by 5% (-2% at constant currency, +3% organic1) to EUR 529 million. The effects of closed or sold operations, mainly related to portfolio optimization, and unfavorable exchange rates were partially offset by positive organic growth1. International same market treatment growth amounted to 1.3%.

Value-Based Care revenue decreased by 7% (+3% at constant currency, +3% organic1) to EUR 490 million. The development in the quarter was driven by higher number of member months and positive effects from premium rates, offset by the changed risk contracting for one of the contracts and negative exchange rate effects.

Care Enablement revenue decreased by 5% (+1% at constant currency, +1% organic1) to EUR 1,299 million. Unfavorable exchange rate effects as well as lower volumes, driven by negative impacts from volume-based procurement and stricter tender requirements in China, were partly offset by positive pricing and volume development outside China, mainly driven by the sales of 5008X CAREsystems.

Within Inter-segment eliminations4, revenue for services provided and products transferred between the operating segments at fair market value came in at negative EUR 471 million.

Continued earnings growth and margin expansion

In the first quarter 2026, Group operating income decreased by 14% (-9% at constant currency) to EUR 286 million, resulting in a margin of 6.2% (Q1 2025: 6.8%). Operating income excluding special items increased by 2% (+10% at constant currency) to EUR 467 million, resulting in a margin2 of 10.1% (Q1 2025: 9.4%).

Operating income in Care Delivery decreased by 15% (-3% at constant currency) to EUR 271 million, resulting in a margin of 8.2% (Q1 2025: 9.3%). Operating income excluding special items increased by 12% (+26% at constant currency) to EUR 398 million, resulting in a margin2 of 12.1% (Q1 2025: 10.3%). Compared to previous year, operating income development was driven by positive impact from TDAPA reimbursement regulations as well as positive rate and payor mix effects. The development was negatively impacted by higher personnel expenses.

Operating income in Value-Based Care amounted to a loss of EUR 11 million, compared to a profit of EUR 3 million in the prior year, resulting in a margin of -2.3% (Q1 2025: 0.6%) Operating income excluding special items more than doubled with an increase of 113% (+137% at constant currency) to EUR 9 million, resulting in a margin2 of 1.8% (Q1 2025: 0.8%). The improvement was driven by an enhanced savings rate and positive contributions from the FME25+ program.

[4]	The company transfers products from the Care Enablement segment to the Care Delivery segment at fair market value. Services provided by the Care Delivery segment for patients managed under the Value-Based Care segment are also provided at fair market value. The associated internal revenues and expenses and all other consolidation of transactions are included within “Inter-segment eliminations”.

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Operating income in Care Enablement decreased by 7% (-9% at constant currency) to EUR 87 million, resulting in a margin of 6.7% (Q1 2025: 6.9%). Operating income excluding special items decreased by 1% (stable at constant currency) to EUR 113 million, resulting in a margin2 of 8.7% (Q1 2025: 8.3%). Compared to the previous year’s quarter, positive contributions from FME25+ program, the sales of 5008X CAREsystems as well as positive price and volume effects outside China contributed positively. This was offset mainly by unfavorable currency transaction as well as negative volume and price effects in China.

Operating income for Corporate amounted to a loss of EUR 40 million (Q1 2025: loss of EUR 81 million). Operating income excluding special items amounted to a loss of EUR 32 million (Q1 2025: loss of EUR 12 million). This development was mainly driven by the planned cost of the strategic IT platform investments.

Net income3 decreased by 22% compared to prior year (-21% at constant currency) to EUR 118 million in the first quarter 2026. Net income excluding special items increased by 2% (+9% at constant currency) to EUR 251 million.

Basic earnings per share (EPS) decreased by 17% compared to prior year (-16% at constant currency) to EUR 0.43 in the first quarter 2026, based on 275,246,345 shares. Basic EPS excluding special items increased by 8% (+16% at constant currency) to EUR 0.91.

Significantly improved cash flow, net leverage ratio around lower end of target corridor

In the first quarter 2026, operating cash flow significantly increased by 39% to EUR 227 million (Q1 2025: EUR 163 million), resulting in a margin of 4.9% (Q1 2025: 3.3%). The operating cash flow development was mainly driven by favorable working capital development despite seasonality in invoicing.

Free cash flow5 increased by 94% to EUR 40 million in the first quarter 2026 (Q1 2025: EUR 21 million), resulting in a margin of 0.9% (Q1 2025: 0.4%).

Total net debt and lease liabilities slightly increased to EUR 9,790 million (Q1 2025: EUR 9,753 million). The net leverage ratio (net debt/EBITDA) came in at 2.6x in Q1 2026 (Q4 2025: 2.5x) and continues to be around the lower end of our 2.5x to 3.0x target band.

Patients, clinics and employees

As of March 31, 2026, Fresenius Medical Care treated 289,923 patients in 3,539 dialysis clinics worldwide and had 108,165 employees globally.

Outlook 2026 confirmed

In 2026, Fresenius Medical Care expects revenue growth to be broadly flat compared to prior year. The company expects operating income to remain on a consistent level, with a range between a positive and negative mid-single digit percent growth rate compared to prior year.

5 Net cash provided by / used in operating activities, after capital expenditures, before acquisitions, investments, and dividends

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The expected growth rates for 2026 are at constant currency and excluding special items in operating income. The 2025 basis for the revenue outlook is EUR 19,628 million and for the operating income outlook is EUR 2,212 million.

Investor conference call

Fresenius Medical Care will host a conference call for analysts and investors to discuss the results of the first quarter today, May 5, 2026, at 2:00 p.m. CEST / 8:00 a.m. EDT. Details are available on the Fresenius Medical Care website in the “Investors” section. A replay and a transcript will be available shortly after the call.

Please refer to our statement of earnings included at the end of this press release and to the attachments as separate PDF files for a complete overview of the results of the first quarter 2026. Our form 6-K disclosure provides more details.

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.5 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,539 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 290,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

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Statement of earnings

	Three months ended March 31,			Change
in € million, except share data, unaudited	2026	2025	Change	at cc
Revenue	4,612	4,881	-5.5%	3.1%

Costs of revenue	3,433	3,697	-7.2%	1.6%
Selling, general and administrative expense	749	751	-0.2%	7.8%
Research and development expense	38	43	-11.9%	-7.6%
Income from equity method investees	(41)	(48)	-13.6%	-13.6%
Other operating income	(158)	(141)	12.1%	14.7%
Other operating expense	305	248	23.5%	31.8%
Operating income	286	331	-13.6%	-9.2%
Operating income excl. special items[1]	467	457	2.2%	9.8%

Interest expense, net	79	81	-2.6%	5.9%
Income before taxes	207	250	-17.2%	-14.1%
Income tax expense	43	61	-30.0%	-28.8%
Net income	164	189	-13.1%	-9.3%
Net income attributable to noncontrolling interests	46	38	23.0%	36.7%
Net income[2]	118	151	-22.3%	-21.0%
Net income[2] excl. special items[1]	251	246	1.7%	8.5%

Weighted average number of shares	275,246,345	293,413,449

Basic earnings per share	€0.43	€0.52	-17.2%	-15.8%
Basic earnings per share excl. special items[1]	€0.91	€0.84	8.5%	15.7%

In percent of revenue
Operating income margin	6.2%	6.8%
Operating income margin excl. special items[1]	10.1%	9.4%

1 For a reconciliation of special items, please refer to the table at the end of the press release.

2 Attributable to shareholders of FME AG.

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Reconciliation of non-IFRS financial measures to the most directly comparable IFRS Accounting Standards financial measures for comparability with the Company's outlook

	Three months ended March 31,
in € million, unaudited	2026	2025
Operating performance excl. special items

These items are excluded to ensure comparability of the figures presented with the Company's financial targets which have been defined excluding special items.

Revenue	4,612	4,881

Operating income	286	331
FME25+ Program	166	28
Legacy Portfolio Optimization[1]	12	24
Legal Form Conversion Costs	—	0
Humacyte Remeasurements	3	74
Sum of special items	181	126
Operating income excl. special items	467	457

Net income[2]	118	151
FME25+ Program	124	20
Legacy Portfolio Optimization[1]	7	20
Legal Form Conversion Costs	—	0
Humacyte Remeasurements	2	55
Sum of special items	133	95
Net income[2] excl. special items	251	246

1 2026: mainly related to costs associated with the 2025 divestiture of select assets of the Company's wholly owned Spectra Laboratories; 2025: mainly comprises severance payments and the impairment of goodwill resulting from the measurement of assets held for sale.

2 Attributable to shareholders of FME AG.

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